Exhibit 99.4

Consent of Qatalyst Partners LP

September 30, 2025

We hereby consent to the use in the proxy statement/prospectus of CyberArk Software Ltd. (“CyberArk”) and Palo Alto Networks, Inc., which is included as an Exhibit to the Report on Form 6-K filed by CyberArk, of our opinion dated July 30, 2025 appearing as Annex B to such proxy statement/prospectus, and to the description of such opinion and to the references to our name contained therein under the headings “Summary—Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor”; “Risk Factors—Risks Factors Relating to the Merger”; “The Merger—Background of the Merger”; “The Merger—Recommendation of the CyberArk Board and Reasons for the Merger”; “The Merger—Projected Financial Information”; and “The Merger—Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor”.

/s/ Qatalyst Partners LP
Qatalyst Partners LP